Issuer Free Writing Prospectus

November 9, 2021

Filed Pursuant to Rule 433

Registration No. 333-237612

ENTERPRISE FINANCIAL SERVICES CORP

2,800,000 Depositary Shares Each Representing a 1/40th Interest in a Share of

5.00% Fixed Rate Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $1,000 per share (equivalent to $25 per Depositary Share))

Pricing Term Sheet

November 9, 2021

This term sheet supplements the information set forth in the preliminary prospectus supplement, dated November 9, 2021, to the accompanying prospectus dated April 8, 2020.

Issuer:	Enterprise Financial Services Corp (the “Issuer”)

Securities Offered:	Depositary shares (the “Depositary Shares”), each representing a 1/40th interest in a share of 5.00% Fixed-Rate Non-Cumulative Perpetual Preferred Stock, Series A (the “Preferred Stock”)

Expected Rating (Kroll)*:	BBB-

Number of Depositary Shares:	2,800,000 Depositary Shares

Aggregate Liquidation Preference:	$70,000,000

Option to Purchase Additional Depositary Shares:	The underwriters will have an option to purchase an additional 200,000 Depositary Shares.

Dividend Payment Dates:	If declared, dividends will be payable quarterly, in arrears, on March 15, June 15, September 15 and December 15 of each year, beginning on March 15, 2022.

Dividend Rate (Non-Cumulative):	5.00% per annum, only when, as, and if declared.

Day Count:	30/360

Term:	Perpetual

Trade Date:	November 9, 2021

Settlement Date:	November 17, 2021 (T+5)

Optional Redemption:	The Issuer may, at its option and subject to any required regulatory approval, redeem the shares of the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after December 15, 2026, or (ii) in whole, but not in part, at any time within 90 days following a regulatory capital treatment event, as described in the Preliminary Prospectus Supplement under “Description of the Series A Preferred Stock — Redemption”, in each case at a cash redemption price equal to $1,000 per share of Preferred Stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date. The Preferred Stock will not be subject to any sinking fund or other obligation of the Issuer to redeem or repurchase the Preferred Stock.

Listing:	The Issuer has applied to list the Depositary Shares on the Nasdaq under the symbol “EFSCP”. If the application is approved, trading of the Depositary Shares on the Nasdaq is expected to commence within 30 days after the initial delivery of the Depositary Shares.

Public Offer Price:	$25 per Depositary Share

Underwriting Discounts and Commissions:	$0.7875 per Depositary Share.

Net Proceeds to Issuer (before offering expenses):	$67,795,000 (or $72,637,500 if the underwriters exercise their option to purchase additional Depositary Shares, in full)

CUSIP/ISIN for the Depositary Shares:	293712 303 / US2937123030

Joint Book-Running Managers:	Keefe, Bruyette & Woods, Inc. Raymond James & Associates, Inc.

Co-Managers:	Boenning & Scattergood, Inc. Janney Montgomery Scott LLC

Depositary:	Computershare N.A.

*            Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

The Issuer expects that delivery of the Depositary Shares will be made against payment therefor on or about November 17, 2021, which is the fifth business day following the date hereof (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Depositary Shares before their delivery hereunder will be required, by virtue of the fact that the Depositary Shares initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Depositary Shares who wish to trade the Depositary Shares prior to their date of delivery hereunder should consult their own advisors.

The Preferred Stock and Depositary Shares are not savings accounts, deposits or other obligations of, nor are they guaranteed by, a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The Issuer has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the Issuer has filed with the SEC and incorporated by reference in such documents for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Keefe, Bruyette & Woods, Inc. at 1-800-966-1559 or Raymond James & Associates, Inc. at 800-248-8863.

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